                                                 December 17, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Woody
Branch Chief

Re:	Realogy Corporation
Form 10-K For the Fiscal Year Ended December 31, 2007
Form 10-Q For the Period Ended September 30, 2008
File No. 333-148153

Ladies and Gentlemen:

Set forth below is the response of Realogy Corporation (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 4, 2008 with respect to the Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) and the Form 10-Q for the period ended September 30, 2008 (the “Form 10-Q”). For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. The terms “we,” “us,” “our,” and similar expressions in the responses set forth below refer to the Company.

We have also discussed our responses herein with our audit engagement partners, John Malvisi and Jonathan Rothman of Deloitte & Touche LLP.

We appreciate your prompt attention in resolving any issues that may remain after you have had the opportunity to review this response. We are available at your convenience to discuss these matters with you.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

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December 17, 2008

EBITDA, Pro Forma Combined EBITDA and Pro Forma Combined Adjusted EBITDA, page 70

1.	We note your use of the non-GAAP measure Pro Forma Combined Adjusted EBITDA includes adjustments to remove the impact of impairment taken on intangible assets and goodwill, restructuring costs and certain non-cash charges such as stock-based compensation expense. You have disclosed on page 70 that your calculation corresponds to covenants used in your senior secured credit facility and indentures governing your notes. In future filings, please revise your disclosure to discuss the materiality of the underlying debt agreements and the covenant(s) and the actual or reasonably likely effects of compliance or non-compliance with the covenant(s) on the company’s financial condition and liquidity. Refer to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “Q&A”). Additionally, please tell us how you evaluated adjustments (a) and (f) on page 71 for restructuring charges under Question 9 of the Q&A.

The Company uses the non-GAAP measure “Pro Forma Combined Adjusted EBITDA” to provide greater clarity to the reader of the Company’s sole financial or “maintenance” covenant – the senior secured leverage ratio under the senior secured credit agreement. It is used only in the sections which describe the financial covenant, and is not used in discussing results of operations or in the footnotes to the financial statements. As disclosed in our SEC filings, the Company uses the term Adjusted EBITDA to mean EBITDA, as defined in the senior secured credit facility, calculated on a pro forma basis in accordance with the contractual terms of the senior secured credit facility. (The modifiers “Pro Forma Combined” were included in the defined term solely to give effect to the fact that the 2007 financial results were presented on a combined, pro forma basis in the MD&A in the Form 10-K.)

After issuance of the Form 10-K the Company elected to enhance disclosure. Accordingly, in the Company’s quarterly reports for the 2008 quarterly periods, the Company added disclosure to further describe the financial covenant as well as the incurrence covenants contained in the senior secured credit facility and bond indentures, including disclosure as to the implications of compliance or non-compliance with such covenants on its financial condition and liquidity. Please refer to Appendix A for those sections of the Company’s Form 10-Q captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Obligations – Senior Secured Credit Facility” and “–Notes” (page 69 – 70) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Covenants under our Senior Secured Credit Facility and Notes” (pages 73-74), which are marked to show the enhanced disclosure. In addition, in the Form 10-Q the Company expanded its disclosure in both risk factors and the footnotes to the financials statements to include enhanced disclosure relating to the underlying debt agreements and the covenants. Lastly, the Company enhanced its disclosure in Footnote 6, “Short and Long Term Debt” in the Form 10-Q (pages 20-26) and Risk Factors (pages 84-86 of the Form 10-Q).

Regarding the disclosures recommended in Question 10 of the Q&A, the Company has included disclosure in the Form 10-Q to include the calculation of the debt covenant, the limit of the debt covenant, and the likely effects of non-compliance, and the material adverse impact of a breach of the financial covenant on the Company. We believe this enhanced disclosure adequately describes the materiality of the underlying debt agreements, the actual covenants and

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December 17, 2008

the effect of compliance or non-compliance with the covenants and is consistent with the disclosure requirements of Question 10 of the Q&A. We will continue to provide this enhanced disclosure in our future filings.

In response to your inquiry regarding how we evaluated adjustments (a) and (f) on page 71, the adjustments that are described in the footnotes to the Adjusted EBITDA calculation are made in accordance with the terms of the senior secured credit facility. The adjustments are not made in an attempt to classify items as recurring vs. non-recurring as described in Question 9 of the Q&A.

Financial Statements

Item 9. Long and Short Term Debt, pages F-29

2.	We note that you have recorded interest earned related to fund relocation receivables and advances and short-term borrowing facilities within net revenues. Please tell us management’s basis for classification of interest income as operating revenues within the Consolidated and Combined Statements of Operations. Please tell us the accounting literature relied upon.

The Company records net interest income earned related to the funding of relocation receivables and advances and the short-term borrowing facilities within net revenues.

Interest income and the associated interest expense related to the funding of relocation receivables and advances within the Company’s relocation segment, Cartus, are a direct result of providing relocation services to the corporate customer. In connection with providing relocation services, Cartus advances funds to relocating employees of its corporate customers to facilitate an employee’s search for a new home in his or her destination city, purchase the new home and make payments for related costs, including temporary housing and transportation, moving of household goods, etc. We charge our corporate customers interest on the advances we provide to their relocating employees in accordance with our contractual rights. Conversely, the Company incurs interest expense directly from borrowings associated with our securitizations which are specific to our relocation receivables and advances. From an operational standpoint, interest expense incurred by Cartus is viewed by our management similarly to other costs we incur, which are ultimately reimbursed, when we facilitate the delivery of products and/or services between a third party (e.g., our corporate clients) and a supplier (e.g., a moving company).

Financial Accounting Standards Board Concept Statement No. 6, Elements of Financial Statements, (“SFAC 6”), paragraph 78, states “Revenue are inflows or other enhancements of assets of an entity or settlements of its liabilities from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.” The generation of interest income and the associated interest expense are a direct result of advancing funds and represent a relocation service provided to the corporate customer. We also note for the Staff that interest expense is not allocated, but is incurred directly from borrowings associated with our securitizations which are specific to our relocation receivables and advances.

Accordingly, we believe recording the net interest income earned from our relocation receivables and advances as part of net revenues is incompliance with Rule 5-03(b)1(d) of Regulation S-X because such revenue represents revenue from services to our corporate customers.

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December 17, 2008

In addition, we believe that Emerging Issues Task Force 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, (“EITF Issue 99-19”) provides analogous guidance for our reporting. We receive a fee from our clients for the services we perform on a cost plus basis and our contracts are designed such that the cost (interest expense) associated with prepaying invoices and incurring other costs on behalf of our clients is billed to and borne by our clients. From an operational standpoint, we do not consider that we have the risks and rewards related to the interest costs. Our agreements with our customers contain contractual rights as mentioned previously that are consistent with our business objective of having our customers bear the interest expense risk. The presentation of this net interest income is consistent with the way we operate and evaluate the business and reflects the substance of the revenue generating transaction.

We also note for the Staff that the amount of interest income and expense related to our relocation business, netted within revenues for the periods are as follows:

(in millions)	December 2005	December 2006	January 1 to April 9, 2007	April 10 to December 31, 2007
Interest Income	$42	$59	$18	$49
Interest Expense	(28)	(42)	(13)	(46)

Net Relocation Interest included in Revenue	$14	$17	$5	$3

The net interest in revenues represents less than 1% of consolidated net revenues for all periods presented. We also note for the Staff that we expect net interest to be less than 1% of consolidated net revenues prospectively.

Net interest income on short-term borrowing facilities is earned within the Company’s Title and Settlement Services and Company Owned Real Estate Brokerage operations. As an escrow agent in home sale transactions, the Company receives money from customers to hold on a short-term basis until certain conditions of the home sale transaction are satisfied. The Company does not have access to these escrow funds for its use and these escrow funds are not assets of the Company. However, because we have such funds concentrated in a few financial institutions, we are able to obtain short-term borrowing facilities from these financial institutions that provided for borrowings of up to $550 million at December 31, 2007. We are contractually limited by the financial institutions with respect to the use of the borrowings. We invest such borrowings in high quality short-term liquid investments. Such investments are brokered through the respective financial institution that provided the loan and the loan is secured by these investments. Accordingly, we believe recording interest income earned from our short term borrowing facilities as part of net revenues is in compliance with Rule 5-03(b)1(e) because such revenue represents other revenues earned by our escrow-related business.

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December 17, 2008

We also note for the Staff that the amount of net interest income related to our Title and Settlement Services and Company Owned Real Estate Brokerage Operations businesses included within revenues for the periods are as follows:

(in millions)	December 2005	December 2006	January 1 to April 9, 2007	April 10 to December 31, 2007
Net Interest included in Revenue	$9	$11	$3	$8

The net interest in revenues represents less than 1% of consolidated net revenues for all periods presented. We also note for the Staff that we expect net interest to be less than 1% of consolidated net revenues prospectively.

This revenue recognition policy has been consistently applied by the Company when we were included in prior SEC financial statements filings of our predecessor companies when Cartus was known as Cendant Mobility. For your reference, attached are excerpts from previous Staff comments and our responses on similar revenue recognition and presentation matters (see Appendix B).

Item 11 Income Taxes, pages F-33

3.	We note that you have recorded a valuation allowance of approximately $10 million against deferred income tax assets of $367 million as of December 31, 2007. Please tell us how you evaluated the guidance in paragraph 23 of SFAS 109 in light of the limited period of successor operations which resulted in a loss from operations during the period from April 10, 2007 through December 31, 2007 and in light of the significant downturn in the US residential real estate market. In your response, please advise us of any current and relevant information related to your analysis of your valuation allowance on deferred income tax assets.

At December 31, 2007, we had recognized a net deferred tax liability of $1,167 million comprised of deferred income tax assets of $367 million (net of a valuation allowance of $10 million) and deferred income tax liabilities of $1,534 million. In assessing the need for a valuation allowance on our deductible temporary differences, operating loss carryforwards, and tax credit carryforwards (i.e., deferred income tax assets), we considered the guidance in Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, (“SFAS 109”), paragraphs 17 through 25. Such assessment considered the existence of sufficient taxable income of the appropriate character within the carryforward period available under the tax law in each applicable tax jurisdiction. Paragraph 21 identifies four possible sources of taxable income to be considered when evaluating the need for a valuation allowance. We concluded that there were sufficient reversals of existing taxable temporary differences (i.e., deferred income tax liabilities) within the carryforward period in each applicable tax jurisdiction to offset the Company’s deferred tax assets, except for $10 million discussed below. We believe this approach is consistent with paragraph 21(a) and represents positive evidence that is objectively verifiable. Paragraph 21 also states, in part, that “to the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered.”

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December 17, 2008

With regard to the Company’s state tax deferred tax assets and foreign tax credits, the Company concluded that it did not have sufficient positive evidence to outweigh the negative evidence, primarily because of the limited carryforward period of the net operating losses (“NOLs”) in certain state tax jurisdictions and the Company’s inability to utilize foreign tax credits. Therefore, as described in the income taxes footnote in the Form 10-K, a $10 million valuation allowance was recorded relating to certain state tax NOLs and foreign tax credit carryforwards.

In summary, in accordance with paragraphs 23–25, we weighed both the positive evidence listed above and the negative evidence, which included the recent losses from operations and the downturn in the real estate market, and concluded that the positive evidence outweighed the negative evidence. We will continue to assess the need for a valuation allowance on our deductible temporary differences considering both positive and negative evidence including the four sources of taxable income outlined in paragraph 21. In this respect, we also considered as positive evidence, pursuant to paragraph 24(b), that it has an excess of appreciated asset value over the tax basis of the company’s net assets in an amount that is significantly more than sufficient to realize the deferred tax assets. The Company believes that tax planning strategies that are prudent and feasible exist to utilize the deferred tax assets. However, the Company does not believe it is necessary at this time to consider these strategies in forming its conclusion.

Exhibits 31.1 and 31.2

4.	We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. In future filings please do not include the title of the certifying individual in the opening line of the certification.

In future filings, we will not include the title of the certifying individual in the opening line of the certifications filed under Item 601(b)(31) of Regulation S-K.

Form 10-Q for the period ended September 30, 2008

5.	Please tell us what consideration was given to performing your impairment testing on goodwill and other unamortized intangibles sooner than the annually scheduled dated of October 1. In your response, please tell us how you weighed factors such as the impairments taken during 2007, the worsening residential market environment and the guidance in paragraph 17 of SFAS 142.

The Company assesses goodwill and other indefinite-lived intangible assets for impairment annually in the fourth quarter, or more frequently if circumstances indicate impairment may have occurred. During the fourth quarter of 2007, the Company performed its annual impairment review of goodwill and unamortized intangible assets. This review resulted in an impairment charge of $667 million, reducing intangible assets and goodwill by $550 million and $117 million, respectively. In preparing this annual review, the Company utilized an income based approach to determine the net present value for each of its reporting units, using discounted cash flow projections for each reporting unit, plus a discounted terminal value. These internal projections were prepared using the Company’s 2008 budgets, internal longer term forecasts, and industry forecasts, specifically projections from the National Association of Realtors (“NAR”) and the Federal National Mortgage Association (“FNMA”). In preparing the internal financial

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December 17, 2008

projections, it is important to note that the Company anticipated lower operating results for 2008. The Company also considered the cyclical nature of the housing market, as discussed on pages 8-10 of the Form 10-K. Note that the housing market began its downturn in 2005 so that our results in 2007 and our anticipation of a continuation for 2008 reflected those facts as well as our view of the subprime mortgage impact that occurred in early 2007 and the further general economic credit crisis that commenced in September 2007. These expectations were consistent with the forecasts from NAR and FNMA.

Throughout 2008, the Company considered the guidance provided by paragraph 17 of Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets, (“SFAS 142”) (including the examples referenced in paragraph 8 of Financial Accounting Standards Board Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, (“SFAS 144”), in addition to paragraph 28 of SFAS 142 in determining whether events or changes in circumstances indicated that the carrying amount of goodwill and other indefinite lived intangible assets might not be recoverable. On a quarterly basis we evaluated each example in the guidance and while all points were considered, the Company focused on paragraph 8 (c) and (e) of SFAS 144 for its indefinite-lived intangible assets, and paragraph 28 (a) of SFAS 142 for its goodwill, as we determined that these sections had the most relevance.

Specifically, the Company considered whether or not a significant adverse change in the business climate had occurred. The two most important drivers of our revenues are the number of home sale transactions and average home sale prices. During the nine months ended September 30, 2008, home sale transactions and home prices continued to decline year over year. As indicated above, the Company had projected a decline for 2008 in the internal forecasts used in evaluating its 2007 goodwill and intangible asset impairment. While the quarterly year-over-year declines were somewhat higher than we had forecast at the end of December 2007, we concluded they did not constitute a significant adverse change in the business climate requiring a test of impairment between annual periods for several reasons.

First, we were seeing monthly improvement in our home sale volume trends that while on an absolute basis were not as favorable as we had anticipated they were heading in a direction that indicated that stabilization was occurring. As reported by NAR, seasonally adjusted annualized home unit sales from September 2007 to September 2008 remained in a very tight range of between 4.9 and 5.1 million homes each and every month. As a result of this stabilization there was a quarterly improvement in the year over year unit declines that is disclosed on page 51 of our Form 10-Q.

Second, average home sale prices dropped during the nine months ended September 30, 2008 at a modestly higher pace than we had originally forecast due to higher than expected inventory levels and a greater proportion of lower priced foreclosed and bank owned homes being bought and sold. This had an impact on the overall average price of homes. In the third quarter, as we disclosed in the Form 10-Q, this trend was most apparent in our owned operations due to a shift in the mix of business from higher end to middle and lower priced homes. The trend on home prices is disclosed on page 52 of our Form 10-Q.

To partially mitigate the decrease in revenues, the Company has taken proactive steps to reduce costs and mitigate the impact of the current downturn on its cash flows. Since 2005, we have consolidated, merged or closed approximately 300, or approximately 20%, of our Company owned real estate brokerage facilities. In addition, we have reduced headcount from

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approximately 14,600 at December 31, 2006 to approximately 12,200 at September 30, 2008. These and other cost reductions were undertaken to improve the short and long term profitability of our business, and were beyond what we had anticipated in our 2008 internal projections, which were used in the 2007 impairment analysis.

Finally, our longer term forecast assumptions were and will continue to be reflective of the cyclical nature of residential real estate housing. In all previously recorded cycles, downturns spanning two to three years have been followed by strong rebounds on both home sale unit activity and home prices. Past housing cycles are shown in the table included on page 10 of the Form 10-K. The impact of those historical cyclical forces have possibly been delayed in the current housing environment but still positively impact our longer term forecasts used in our impairment analysis in a significant manner.

Based on the foregoing, the Company concluded that actual operating and cash flow results for the nine months ended September 30, 2008 although lower than our expectations when we prepared the Company’s 2008 budgets, did not have a significant impact on our overall internal medium and long term projections. Accordingly, in considering the guidance in paragraphs 17 and 28 of SFAS 142 and considering all facts and circumstances, both positive and negative, we did not believe that an event or circumstance was triggered which would require a test of impairment between annual periods. In coming to this determination this issue was addressed and considered carefully by senior management, our auditors and the audit committee of the Company.

As disclosed in the Form 10-Q, current industry forecasts indicated that during the fourth quarter of 2008 and the first three quarters of 2009, the year over year change in the number of home sale transactions and median home sale prices may decline by smaller percentages and/or may increase, as compared to actual year over year declines experienced in those two factors in the first three quarters of 2008. However, as disclosed in the Form 10-Q and in our Form 8-K filed on November 13, 2008, the October unanticipated credit and stock market turmoil and the worsening macro-economic climate adversely affected our franchise and company-owned brokerage segments during October and November 2008 and these factors will influence our forecasting for the impairment analysis that is currently underway.

As disclosed in the Form 10-Q, the Company expanded the disclosure to specifically address that the Company is currently preparing its 2009 budgets and long term internal financial projections, evaluating current industry trends and the impact that the uncertainty in the financials markets may have on its impairment analysis. Significant judgment is required in preparing our 2009 budgets and long term financial projections, and we will consider all facts and circumstances, both positive and negative, including those events that occurred during October and November 2008 referred to above. If the Company has an impairment upon completion of its SFAS 142 analysis, it could have a significant impact on our results of operations for the fourth quarter of 2008 given that the Company has $3.9 billion of goodwill and $2.3 billion of indefinite-lived intangibles.

* * *

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q filings;

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December 17, 2008

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (973) 407-6644 with any questions or comments regarding any of the foregoing.

REALOGY CORPORATION

By:	/s/ Anthony E. Hull
Anthony E. Hull
Chief Financial Officer

cc:	Securities and Exchange Commission
Howard Efron

Realogy Corporation
Richard A. Smith
Dea Benson
Marilyn J. Wasser

Deloitte & Touche LLP
John Malvisi
Jonathan Rothman

Appendix A

Excerpts from Realogy Corporation’s Form 10-Q

for the three months ended September 30, 2008

marked against excerpts from the

Form 10-K for the year ended December 31, 2007

Excerpt from the September 30, 2008 Form 10-Q “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Obligations – Senior Secured Credit Facility” and “– Notes” (Pages 69-70)

For the convenience of the Staff, we have underlined the enhanced disclosures that we added in the Company’s Form 10-Q.

Senior Secured Credit Facility ~~and Senior Notes~~

In connection with the closing of the Transactions on April 10, 2007, the Company entered into a senior secured credit facility consisting of (i) a $3,170 million six-and-a-half year term loan facility (consisting of a $1,950 million term loan facility and a $1,220 million delayed draw facility), (ii) a $750 million six year revolving credit facility and (iii) a $525 million six-and-a-half year synthetic letter of credit facility. The term loan facility provides for quarterly amortization payments totaling 1% per annum of the principal amount with the balance due upon the final maturity date. The Company utilized $1,950 million of the term loan facility to finance a portion of the Merger. In the third and fourth quarter of 2007, the Company utilized $1,220 million of the delayed draw portion of the term loan facility to fund the purchase of the 2006 Senior Notes and pay related interest and fees. At September 30, 2008, the Company had $3,130 million outstanding under the term loan facility, $280 million under the revolving credit facility, $518 million of letters of credit outstanding under our synthetic letter of credit facility and an additional $131 million of outstanding letters of credit under our revolving credit facility.

Notes

~~The Company also~~On April 10, 2007, the Company issued in a private placement $1,700 million aggregate principal amount of 10.50% Senior Notes due ~~2014,~~2014 (the “Fixed Rate Senior Notes”), $550 million aggregate principal amount of 11.00%/11.75% Senior Toggle Notes due 2014 (the “Senior Toggle Notes”) and $875 million aggregate principal amount of 12.375% Senior Subordinated Notes due ~~2015. On April 10, 2007, the Company entered into three separate registration rights agreements with respect to the Senior Notes, Senior Toggle Notes and Senior Subordinated Notes. On February 15, 2008, the Company completed the registered exchange offer for the Senior Notes, Senior Toggle Notes and Senior Subordinated Notes. See Note 22 “Subsequent Events” for additional information.~~2015 (the “Senior Subordinated Notes” and, together with the Fixed Rate Senior Notes and Senior Toggle Notes issued in April 2007, referred to as the “old notes”).

On February 15, 2008, we completed an exchange offer of exchange notes for the old notes. The exchange notes refer to the 10.50% Senior Notes due 2014, the 11.00%/11.75% Senior Toggle Notes due 2014 and the 12.375% Senior Subordinated Notes due 2015, registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement filed on Form S-4 and declared effective by the SEC on January 9, 2008. The term “Notes” refers to the old notes and the exchange notes.

The Fixed Rate Senior Notes are unsecured senior obligations of the Company and will mature on April 15, 2014. Each Fixed Rate Senior Note bears interest at a rate per annum of 10.50% payable semiannually to holders of record at the close of business on April 1 and October 1 immediately preceding the interest payment dates of April 15 and October 15 of each year.

The Senior Toggle Notes are unsecured senior obligations of the Company and will mature on April 15, 2014. Interest on the Senior Toggle Notes is payable semiannually to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year.

On April 11, 2008, the Company notified the holders of the Senior Toggle Notes of the Company’s intent to utilize the PIK Interest option to satisfy the October 2008 interest payment obligation. On October 15, 2008, pursuant to the PIK interest election, the Company satisfied the October 2008 interest payment obligation by increasing the principal amount of our Senior Toggle Notes by $32 million. This PIK Interest election is now the default election for future interest periods through October 15, 2011 unless the Company notifies otherwise prior to the commencement date of a future interest period.

The Senior Subordinated Senior Notes are unsecured senior subordinated obligations of the Company and will mature on April 15, 2015. Each Senior Subordinated Note bears interest at a rate per annum of 12.375% payable semiannually to holders of record at the close of business on April 1 and October 1 immediately preceding the interest payment dates of April 15 and October 15 of each year.

Excerpt from the September 30, 2008 Form 10-Q “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Covenants under our Senior Secured Credit Facility and Notes” (Pages 73-74)

Covenants ~~Under Our~~under our Senior Secured Credit Facility and the Notes

Our senior secured credit facility and the Notes contain various covenants that limit our ability to, among other things:

•	incur or guarantee additional debt;

•	incur debt that is junior to senior indebtedness and senior to the senior subordinated notes;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make loans, capital expenditures or investments or acquisitions;

•	incur restrictions on the ability of certain of our subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of our assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•	prepay, redeem or repurchase debt that is junior in right of payment to the Notes.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, ~~the restrictive covenants~~on the last day of each fiscal quarter, the financial covenant in our senior secured credit facility~~, commencing March 31, 2008 and quarterly thereafter, require~~ requires us to maintain on a quarterly basis a senior secured leverage ratio not to exceed a maximum amount. Specifically our senior secured ~~net~~ debt (net of unsecured cash and permitted investments) to trailing 12 month ~~Adjusted~~ EBITDA~~,~~ (as such terms are defined in the senior secured credit facility), calculated on a “pro forma” basis pursuant to the senior secured credit facility, may not exceed 5.6 to 1 ~~during the first two quarters of the calculation period and that ratio steps down~~at March 31, 2008 and June 30, 2008. The ratio declined to 5.35 to 1 at September 30, 2008, ~~further~~ steps down to 5.0 to 1 at September 30, 2009 and ~~steps down~~ to 4.75 to 1 at March 31, 2011 and thereafter. ~~At December 31, 2007, the Company’s senior secured leverage ratio was 3.8 to 1. A breach of this covenant~~EBITDA, as defined in the senior secured credit facility includes certain adjustments to calculate the senior secured leverage ratio and as such the Company uses the term “Adjusted EBITDA” in this report to mean EBITDA as defined in accordance with the credit agreement. At September 30, 2008, the Company was in compliance with the senior secured leverage ratio. Based upon its current forecast, which includes a number of identified business optimization and productivity initiatives that it expects to execute over the next year, the Company expects to continue to be in compliance with the senior secured leverage ratio through at least September 30, 2009. However, because the projected covenant calculation is based upon forecasted financial information, such forecasts may not be achieved and we may have difficulty complying with the senior secured leverage ratio.

A breach of the senior secured leverage ratio or any of the other restrictive covenants would result in a default under our senior secured credit facility. ~~Upon~~Other events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, insolvency, bankruptcy, certain judgments, change of control and cross-events of default on material indebtedness.

If we fail to maintain the senior secured leverage ratio or otherwise default under our senior secured credit facility, our financial condition, results of operations and business would be materially adversely affected. Should the occurrence of an event of default under our senior secured credit facility occur, the lenders:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	could require us to apply all of our available cash to repay these borrowings; or

•	could prevent us from making payments on the senior subordinated notes;

any of which could result in an event of default under the Notes and our Securitization Facilities.

If we were unable to repay those amounts, the lenders under our senior secured credit facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged the majority of our assets as collateral under our senior secured credit facility. If the lenders under our senior secured credit facility accelerate the repayment of borrowings, we ~~cannot assure you that we will~~may not have sufficient assets to repay our senior secured credit facility and our other indebtedness, including the Notes, or be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Current industry forecasts indicate that during the fourth quarter of 2008 and the first three quarters of 2009, the year over year change in the number of homesale transactions and median homesale prices may decline by smaller percentages and/or may increase, as compared to actual year over year declines experienced in those two factors in the first three quarters of 2008. If market conditions indicated by such forecasts or the Company’s performance were to underperform current expectations, the Company anticipates initiating additional business optimization and productivity measures (which would increase our EBITDA and in certain circumstances Adjusted EBITDA to give effect to such savings on a pro forma basis). Moreover, if the Company were to be in default of the covenant, our parent company also has the right but not the obligation to cure such default through the purchase of additional Holdings equity for cash and to infuse such capital into the Company, which would have the effect of increasing Adjusted EBITDA for purposes of the senior secured leverage ratio. This cure is only available in three of any four consecutive quarters.

There can be no assurance that our forecasts will be achieved, that such additional business optimization and productivity initiatives would be sufficient to permit us to comply with the senior secured leverage ratio or that our parent company would provide equity to cure any such default.

Appendix B

Excerpts from SEC Response Letters

Excerpt from PHH Response to SEC comment Letter (April 30, 2003)

Revenue Recognition, page F-9

4. Please explain why you believe it is appropriate to reflect revenues associated with providing relocation services, net of interest expense incurred to fund the purchase of the transferee’s residence. As part of your response, please explain how you considered the various factors outlined in SAB Topic 13:A:5, or other applicable accounting literature, in determining that “net” versus gross presentation is appropriate.

RESPONSE:

We refer the Staff to Annex A, which represents a letter dated February 28, 1997 from us to the Staff regarding similar questions related to the accounting treatment associated with our relocation subsidiary (Cendant Mobility). This letter discusses the appropriateness of the presentation in the income statement related to the interest expense component referenced in the Staff’s current question.

In connection with providing relocation services, Cendant Mobility advances funds to customers to purchase a new home and also initially pays for the related moving costs. From an operational standpoint, interest expense incurred by Cendant Mobility is viewed by our management similarly to other costs we incur, which are ultimately reimbursed, when we facilitate the delivery of products and/or services between a third party and a supplier. We also note that we specifically have contractual rights to receive interest income from our clients.

In considering the criteria of SAB Topic 13:A:5, “Selected Revenue Recognition Issues – Income Statement Presentation,” we note that we receive a fixed fee from our clients for the services we perform and our contracts are designed such that, in substance, the cost (interest expense) associated with prepaying invoices and incurring other costs on behalf of our clients is billed to and borne by our clients. From an operational standpoint, we do not consider that we have the risks and rewards related to the interest costs. Our agreements with our customers contain contractual rights as mentioned previously that are consistent with our business objective of having our customers bear the interest expense risk. The net presentation of this interest expense is consistent with the way we operate and evaluate the business and reflects the substance of the revenue generating transaction.

We also note for the Staff that the amount of interest expense netted within revenues for 2002, 2001 and 2000 was approximately $17 million, $25 million and $27 million, respectively. Such amounts represent less than 1% of consolidated net revenues in 2002 and 2001 and approximately 3% of consolidated net revenues in 2000. As compared to total expenses, the amount of interest expense represents less than 1% for 2002, approximately 1% for 2001 and less than 5% for 2000. We also note for the Staff that we expect this interest expense to be less than 1% of consolidated net revenues and total expenses prospectively. Additionally, we note that other interest expense is included as part of Total Expenses within our Consolidated Statements of Operations and therefore whether we were to present the aforementioned interest expense related to providing relocation services on a gross or net basis, “Income before Income Taxes and Minority Interest” as presented in our Consolidated Statements of Operations would remain unchanged.

Excerpt from HFS Response to SEC comment Letter (February 28, 1997)(Referenced as “Annex A” in the April 30, 2003 letter excerpted above)

Comment Nos. 18, 73, 77, 84

In Comment Nos. 18, 77 and 84, the SEC Staff questioned the classification on certain relocation related (real estate services) expenditures in the revenue section of the pro forma income statement. In related Comment No. 73, the SEC Staff questioned the appropriateness of not recording acquired relocation properties on the balance sheet of the companies.

As it relates to the income statement presentation, the Company has concluded that relocation companies have an agency relationship with client corporations since the client corporations are responsible for all costs to carry the home until sale, as well as, bear the risk of loss (the client corporation also receives the benefit of any gain). The Company’s revenue is primarily limited to the fee which is generally a percentage of the sales price of the home. Note 2 (Summary of Significant Accounting Policies) to the Coldwell Banker Corporation financial statements for the year ended December 31, 1995 describes that “….any difference between the purchase price and ultimate sales proceeds (of a home) is the responsibility of the client corporation. Additionally, direct expenses of managing the homes under contract are borne by the client corporation.” HFS’ accounting for these transactions is analogous to the security brokerage industry which accepts securities on behalf of its customers for sale but does not record the sales proceeds, costs or assets in its financial statements. The relocation company bears negligible risk as an agent in the transaction since client corporations generally possess top investment grade credit.

HFS believes that not including the pass through of expenses as revenue is appropriate presentation of the agency relationship and avoids the potential overstatement of revenue that the relocation company is not entitled. HFS’ presentation accurately captures the economics of the underlying transaction which consists of a service fee that is unrelated to home sale losses and reimbursable costs not borne by the Company. Of course, any expenses of providing service or non-agency related expenses are appropriately classified as selling, general and administrative expenses.

As it relates to the balance sheet presentation, homes are purchased under a contract of sale at an appraised fair market value. Although the Company purchases these homes under a contract of sale and obtains deed to the properties, it does not record the deed or transfer of title. The deeds are generally executed by the homeowner leaving the name of the transferee blank. Under the terms of their agreements with various client corporations, the final approval to accept an offer for the sale of the homes must be obtained from a representative of the client corporation if the offer deviates outside of amounts specified in the contract. If there is a difference between the appraised purchase price and the sales price upon sale of the property, this gain or loss is recognized by the client corporation. The only event under which the Company would be exposed to the risk of ownership, and any resultant losses, for a purchased home would be if a client corporation were to become insolvent and the purchased home were to be ultimately sold for a loss. The Company evaluates this credit risk and records allowances based on its assessment of the value of the collateral (“the home”) and the credit worthiness of the client corporation. During the past five years, the Company has incurred de minimis costs in connection with these transactions. Accordingly, the appraised purchased price of unsold homes and the related mortgages payable and resulting equity have been excluded from the Company’s balance sheet, in accordance with industry practice.